FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month November, 2022

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

We wish to inform you that ICICI Bank Limited (the “Bank”) has entered into an agreement dated November 23, 2022 in relation to an initial investment in the seed equity capital of the proposed Joint Venture (JV) of Indian Oil Corporation Limited (IOCL) and Chennai Petroleum Corporation Limited (CPCL) (“Target entity”) (to be incorporated).

Pursuant to Regulation 30 read with para A of part A of Schedule III of the SEBI (Listing Obligations & Disclosure Requirements) Regulations, 2015, as amended read with SEBI circular no. CIR/CFD/CMD/4/2015 dated September 9, 2015, we wish to provide the following disclosure:

a	Name of the target entity, details in brief such as size, turnover etc.

Target entity will be a proposed Joint Venture Company of IOCL and CPCL (“the Promoters”) for implementing a 9 MMTPA refinery at Nagapattinam, Tamil Nadu in which IOCL and CPCL shall together hold 50% equity stake (25% each) and balance would be held by other JV partners. Refinery shall produce petroleum products including MS (Petrol), HSD (Diesel), LPG, etc. and petrochemical products such as polypropylene.

The Target entity is initially proposed to be incorporated through seed capital of ₹ 5 lakh, in which the Acquirer, ICICI Bank Limited (“ICICI Bank”), will subscribe 10% of total paid up capital of the Target entity.

ICICI Bank as seed equity investor does not have any obligation to fund the future equity requirement of the Project, beyond initial seed capital contribution of ₹ 50,000/-.

b

Whether the acquisition would fall within related party transaction(s) and whether the promoter/promoter group/group companies have any interest in the entity being acquired? If yes, nature of interest and details thereof and whether the same is done at “arms length”

This transaction does not constitute a related party transaction. ICICI Bank has no promoters.

ICICI Bank, its subsidiaries and its associates in the normal course of business may have business dealings with the Target entity at an arm’s length.

c	Industry to which the entity being acquired belongs	Oil & Gas
d	Objects and effects of acquisition (including but not limited to, disclosure of reasons for acquisition of target entity, if its business is outside the main line of business of the listed entity)	Financial investment
e	Brief details of any governmental or regulatory approvals required for the acquisition	Since, the shareholding acquired is 10% regulatory approval is not required.
f	Indicative time period for completion of the acquisition	180 days from the date of Joint Venture Agreement
g	Nature of consideration - whether cash consideration or share swap and details of the same	Cash consideration of ₹ 50,000/-.
h	Cost of acquisition or the price at which the shares are acquired	Cash consideration of ₹ 50,000/- for acquiring 10% shareholding of the Target entity
i	Percentage of shareholding / control acquired and / or number of shares acquired	Post investment, ICICI Bank will hold 10% shareholding in the Target entity through acquisition of 5,000 equity shares of face value ₹ 10 each.
j	Brief background about the entity acquired in terms of products/line of business acquired, date of incorporation, history of last 3 years turnover, country in which the acquired entity has presence and any other significant information (in brief)

Date of Incorporation: Target entity is a proposed JV Company of IOCL and CPCL (to be incorporated).

Refinery shall produce petroleum products including MS (Petrol), HSD (Diesel), LPG, etc. and petrochemical products such as polypropylene.

History of last 3 years turnover: Not Applicable

Country of presence: India

You are requested to please take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date: November 25, 2022	By:	/s/ Vivek Ranjan
		Name :	Vivek Ranjan
		Title :	Chief Manager